                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1 )*


                      Lodgenet Entertainment Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  540211109
------------------------------------------------------------------------------
                                (CUSIP Number)

           December 31, 1998 - Filing pursuant to Rule 13d-1(b)(2)
------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 540211109

--------------------------------------------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Longwood Investment Advisors, Inc.
           23-2745059
--------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                  (a)  [  ]
                                                                                  (b)  [x ]
--------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY


--------------------------------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
--------------------------------------------------------------------------------------------------------
                     5.     SOLE VOTING POWER

                             -0-
  NUMBER OF        -------------------------------------------------------------------------------------
    SHARES           6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 363,900
     EACH          -------------------------------------------------------------------------------------
  REPORTING          7.     SOLE DISPOSITIVE POWER
    PERSON
    WITH:                   -0-
                   -------------------------------------------------------------------------------------
                     8.     SHARED DISPOSITIVE POWER

                            363,900
--------------------------------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           363,900

--------------------------------------------------------------------------------------------------------
   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


           N/A
--------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.1%
---------- ---------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA
--------------------------------------------------------------------------------------------------------

CUSIP NO. 540211109


--------------------------------------------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


           Robert A. Davidson
--------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                  (a)  [  ]
                                                                                  (b)  [x ]
--------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY


--------------------------------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------------------------------
                     5.     SOLE VOTING POWER

                             -0-
 NUMBER OF         -------------------------------------------------------------------------------------
   SHARES            6.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                  363,900
    EACH           -------------------------------------------------------------------------------------
 REPORTING           7.     SOLE DISPOSITIVE POWER
   PERSON
   WITH:                     -0-
                   -------------------------------------------------------------------------------------
                     8.     SHARED DISPOSITIVE POWER

                            363,900
--------------------------------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           363,900
--------------------------------------------------------------------------------------------------------
   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


           N/A
--------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.1%
--------------------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------------------------------

CUSIP NO. 540211109

--------------------------------------------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           John P. McNiff
--------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                  (a)  [  ]
                                                                                  (b)  [x ]
--------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY


--------------------------------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------------------------------
                     5.     SOLE VOTING POWER

                             -0-
 NUMBER OF         -------------------------------------------------------------------------------------
   SHARES            6.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                  363,900
    EACH           -------------------------------------------------------------------------------------
 REPORTING           7.     SOLE DISPOSITIVE POWER
   PERSON
   WITH:                    -0-
                   -------------------------------------------------------------------------------------
                     8.     SHARED DISPOSITIVE POWER

                            363,900
--------------------------------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           363,900
--------------------------------------------------------------------------------------------------------
   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


           N/A
--------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.1%
--------------------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------------------------------

Item 1.           (a)      Name of Issuer:

                           Lodgenet Entertainment Corporation (the "Issuer")

                  (b)      Address of Issuer's Principal Executive Offices:

                           3900 West Innovation Street, Sioux Falls, SD 57107

Item 2.           (a)      Names of Persons Filing:

                           This statement is filed on behalf of (i) Longwood Investment Advisors, Inc., a Pennsylvania corporation ("LIA"), (ii) Robert A. Davidson and
                           (iii) John P. McNiff (the "Reporting Persons"). LIA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Robert
                           A. Davidson is Chief Investment Officer and a Managing Director of LIA and is responsible for the selection, acquisition and disposition of securities on behalf of LIA. John P. McNiff is President and a Managing Director of LIA and, as such, shares responsibility with Mr. Davidson for selection, acquisition and disposition of securities on behalf of LIA.

                  (b)      Address of Principal Business Office or, if None,
                           Residence:

                           The address of LIA, Mr. Davidson and Mr. McNiff is:
                           Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania 19087.

                  (c)      Citizenship:

                           LIA is a Pennsylvania corporation. Mr. Davidson and Mr. McNiff are United States citizens.

                  (d)      Title of Class of Securities: Common Stock

                  (e)      CUSIP Number: 540211109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)      [  ]     Broker or dealer registered under section
                                    15 of the Act (15 U.S.C. 78o).

                  (b)      [  ]     Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

                  (c)      [  ]     Insurance company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)      [  ]     Investment company registered under
                                    section 8 of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-8).

                  (e)      [x ]     An investment adviser in accordance with
                                    Section 240.13d-1(b)(1)(ii)(E).

                  (f)      [  ]     An employee benefit plan or endowment fund
                                    in accordance with Section
                                    240.13d-1(b)(1)(ii)(F).

                  (g)      [  ]     A parent holding company or control person
                                    in accordance with Section
                                    240.13d-1(b)(1)(ii)(G).

                  (h)      [  ]     A savings association as defined in
                                    section 3(b) of the Federal Deposit
                                    Insurance Act (12 U.S.C. 1813).

                  (i)      [  ]     A church plan that is excluded from the
                                    definition of an investment company
                                    under section 3(c)(14) of the Investment
                                    Company Act of 1940 (15 U.S.C. 80a-3).

                  (j)      [  ]     Group, in accordance with Section
                                    240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                  (a)      Amount beneficially owned:

                           LIA has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, 363,900 shares of the issuer's common stock. Robert A. Davidson and John P. McNiff have shared power to dispose or direct the disposition of 363,900 shares of common stock by virtue of being responsible for the selection, acquisition and disposition of the portfolio securities on behalf of LIA.

                  (b)      Percent of class: 3.1% for all Reporting Persons

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    0 shares for all Reporting Persons

                           (ii) Shared power to vote or to direct the vote: 363,900 shares for all Reporting Persons

                           (iii) Sole power to dispose or to direct the disposition of: 0 shares for all Reporting Persons

                           (iv) Shared power to dispose or to direct the disposition of: 363,900 shares for all Reporting Persons

                  Instruction. For computations regarding securities which represent a right to acquire an underlying security see
                  Section 240.13d-3(d)(1).

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                  Instruction: Dissolution of a group requires a response to this item.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of

                  1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                  Other persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Amendment to Schedule 13G. Of such shares, Longwood Partners, L.P., of which LIA is the investment advisor, has such right with respect to 258,850 shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.

Item 10.          Certification.

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:   May 2, 2001


LONGWOOD INVESTMENT ADVISORS



By:      /s/ Robert A. Davidson
         ----------------------
         Robert A. Davidson
         Chief Investment Officer

By:      /s/ John P. McNiff
         ------------------
         John P. McNiff
         President


         /s/ Robert A. Davidson
         ----------------------
         Robert A. Davidson


         /s/ John P. McNiff
         ------------------
         John P. McNiff